09055687

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66049

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TACONIC CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 LEXINGTON AVENUE, 16TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD DAVIS 212-488-5509
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERE LLP
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH	NEW YORK	NEW YORK	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JM

OATH OR AFFIRMATION

I, EDWARD DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TACONIC CAPITAL GROUP, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Keysi A. Reynoso 2/25/09

Notary Public

KEYSI A. REYNOSO
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
REG. #01RE6177717
MY COMM. EXP. 11/19/2011

State of NY, County of NY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TACONIC CAPITAL GROUP, INC.
(an S Corporation)

CONTENTS
December 31, 2008

ERE
accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Taconic Capital Group, Inc.

We have audited the accompanying statement of financial condition of Taconic Capital Group, Inc. (an S Corporation) as of December 31, 2008, and the related statements of operations and retained earnings, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taconic Capital Group, Inc. as of December 31, 2008, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ERE LLP

New York, NY
February 19, 2009

TACONIC CAPITAL GROUP, INC.
(an S Corporation)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

Assets:		
Cash and cash equivalents	$	10,624
Other receivables		5,700
Deposits		151
Total Assets	**$**	**16,475**
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	3,000
Total Liabilities		3,000
Stockholders' Equity:		
Common stock, no par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		16,662
Retained earnings		(3,287)
Total Stockholders' Equity:		13,475
Total Liabilities and Stockholders' Equity	**$**	**16,475**

See Notes to Financial Statements.

TACONIC CAPITAL GROUP, INC.
(an S Corporation)

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

Year ended December 31, 2008

Revenues:		
Commission income	$	159,881
Fee income		30,000
Other income		8,701
Investment income		26
Total revenues		198,608
Expenses:		
Regulatory fees		1,195
Occupancy expense		60,500
Professional fees		9,550
Commission expense		131,000
Other operating expenses		12,478
Total expenses		214,723
Net loss before taxes		(16,115)
Less: taxes - local		(633)
Net loss		(15,482)
Retained earnings, beginning of year		12,195
Retained earnings, end of year	$	(3,287)

See Notes to Financial Statements.

TACONIC CAPITAL GROUP, INC.
(an S Corporation)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2008

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance January 1,	100	$ 100	$ 16,662	$ 12,195	$ 28,957
Net loss		-	-	(15,482)	(15,482)
Balance December 31,	100	$ 100	$ 16,662	$ (3,287)	$ 13,475

See Notes to Financial Statements.

TACONIC CAPITAL GROUP, INC.
(an S Corporation)

STATEMENT OF CASH FLOWS

Year ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(15,482)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Decrease in accounts receivable		16,586
Decrease in deposits		500
Increase in other receivable		(5,700)
Decrease in accounts payable and accrued expenses		(1,639)
Net cash used in operating activities		(5,735)
Net increase in cash and cash equivalents		(5,735)
Cash and cash equivalents - beginning of year		16,359
Cash and cash equivalents - end of year	**$**	**10,624**

Supplemental Disclosures of Cash Flows Information:

Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

See Notes to Financial Statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Taconic Capital Group, Inc., an S Corporation, (the "Company") was incorporated in May 2003 and registered with the National Association of Securities Dealers, Inc. (the "NASD") in January 2004. The Company operates as a broker/dealer registered under the rules and regulations administered by the Securities and Exchange Commission (the "SEC").

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances and highly-liquid investments with an original maturity of three months or less.

Fee Income
Fee income consists of consulting services income. Fee income and expenses are recorded on the accrual basis of accounting. As of December 31, 2008, the Company had no contractual agreements for services related to fee income.

Commission Income
Commissions are paid by institutions on trades, in listed and non-listed equities. Commission income and expenses are recorded on the accrual basis of accounting, based on trade date.

Income Taxes
The Company's shareholders have elected S Corporation status. In lieu of Federal and State corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. The Company is subject to New York City General Corporation taxes.

2. NET CAPITAL REQUIREMENT:

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company has net capital of $7,624, which was $2,624 in excess of its required net capital of $5,000. The Company's net capital ratio was .39 to 1.

3. RELATED PARTY TRANSACTIONS:

The Company has an agreement with North River Capital, LLC, a related party, for use of office space, telephones and internet. The current agreement became effective in November 2007 and calls for monthly payments of $5,000. This

agreement is on a month-to-month basis and either party may terminate the agreement at any time.

4. CONCENTRATIONS: In 2008 there were two customers that the Company received commissions from. These two customers provided 59% and 25%, respectively, of total commission income.

The fee income received by the Company was from one customer, which provided 100% of total fee income.

5. OFF BALANCE-SHEET CREDIT RISK: In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The company has historically maintained credit policies which are more stringent than regulatory guidelines.

Certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to risk in the event a customer is unable to fulfill its contractual obligations, since, pursuant to the clearing agreement, the Company has agreed to indemnify its clearing broker, without limit, for losses sustained by the clearing broker from the clients introduced by the Company. However, the transactions are collateralized by the underlying securities, thereby reducing the risk to changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified at December 31, 2008.

accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Shareholders
Taconic Capital Group, Inc.

In planning and performing our audit of the financial statements of Taconic Capital Group, Inc., (an S Corporation) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17-a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ERE LLP

New York, NY
February 19, 2009

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

TACONIC CAPITAL GROUP, INC.
(an S Corporation)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

Year ended December 31, 2008

Net capital:		
Total stockholders' equity	$	13,475
Deduct non-allowable assets and charges:		
Other receivables		5,700
Deposits		151
Net capital	$	7,624
Aggregate indebtedness - total liabilities	$	3,000
Computation of basic net capital requirment:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtness or $5,000 minimum dollar net capital requirement)	$	5,000
Excess net capital	$	2,624
Ratio of aggregate indebtedness to net capital		0.39

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2008:

Other receivables, as reported in the Company's Part IIA (unaudited) FOCUS report	$	-
Increase in other receivables, resulting from audit adjustment to increase income		5,700
Other receivables, per above	$	5,700
Total stockholders' equity as reported in the Company's Part IIA (unaudited) FOCUS report	$	7,775
Audit adjustments, net on the statement of operations and retained earnings		5,700
Total stockholders' equity, per above	$	13,475

Taconic Capital Group, Inc.
(An S Corporation)

Financial Statements and Supplementary Information

December 31, 2008

accountants & advisors

Taconic Capital Group, Inc.
(An S Corporation)

Financial Statements and Supplementary Information

December 31, 2008